Mail Stop 3561

October 24, 2007

Irwin Pearl, President
Orion Diversified Technologies, Inc.
14 Front Street
Hempstead, N.Y. 11550

      Re: Orion Diversified Technologies, Inc.
              Amendment 2 to Preliminary Proxy Statement on Schedule 14A
              Filed October 4, 2007
              File No. 0-4006

Dear Mr. Pearl:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A

General

1.   We note revisions which you indicate were made to your document in response to our prior comment numbers 3, 4, 12 and 14 were not made. Therefore, we reissue these prior comments.

Exhibit J: Pro Forma Financial Statements of Orion and Ovale

Combined Statements of Operations

2.   As previously communicated in prior comment number 16, since your reverse merger with Ovale is considered a recapitalization for accounting purposes, the pro forma statements of operations should only present the operations of Ovale. Please remove the historical financial statements of Orion and the related discussion of the elimination of interest income and expense in Note 2.a of the notes to the pro forma financial statements. Under a recapitalization, the

historical financial statements of the accounting acquirer carry forward with adjustments only made for the retroactive restatement of earnings per share to reflect the exchange ratio established in the merger agreement.

3.   Please note that number of weighted average shares outstanding used in the computation of earnings per share in your pro forma statements of operations should be the 8,922,000 shares of Orion issued to the Ovale shareholders in the exchange and not the total number of Orion shares outstanding after the exchange. Please revise your weighted average shares and pro forma earnings per share for each of your pro forma statements of operations and note 3 to your pro forma condensed financial statements accordingly.

***

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact William Choi, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Martin Mushkin, Esq.